UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 11-K

(Mark One)

☒	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2010

or

☐	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from             to

Commission file number 1-13270

A.	Full title of the plan and the address of the plan, if different from that of the issuer named below:

FLOTEK INDUSTRIES, INC. 401(k) PLAN

B.	Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

Flotek Industries, Inc.

2930 W. Sam Houston Pkwy N., Suite 300

Houston, Texas 77043

FLOTEK INDUSTRIES, INC. 401(k) PLAN

FINANCIAL STATEMENTS

DECEMBER 31, 2010 AND 2009

*	All other schedules required by 29 CFR 2520.103-10 of the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974 are omitted because they are not applicable or required.

Report of Independent Registered Public Accounting Firm

To the Participants and Plan Administrator of

Flotek Industries, Inc. 401(k) Plan

Houston, Texas

We have audited the accompanying statement of net assets available for benefits of the Flotek Industries, Inc. 401(k) Plan (the “Plan”) as of December 31, 2010, and the related statement of changes in net assets available for benefits for the year ended December 31, 2010. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2010, and the changes in the net assets available for benefits for the year ended December 31, 2010, in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The Supplemental Schedule H, Line 4i-Scheduel of Assets (Held at End of Year) as of December 31, 2010 is presented for the purpose of additional analysis and is not a required part of the basic financial statements but is supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The supplemental schedule is the responsibility of the Plan’s management. The supplemental schedule has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

/s/ Hein & Associates, LLP

Houston, Texas

June 29, 2011

Report of Independent Registered Public Accounting Firm

To the Participants and Plan Administrator of

Flotek Industries, Inc. 401(k) Plan

Houston, Texas

We have audited the accompanying statement of net assets available for benefits of the Flotek Industries, Inc. 401(k) Plan (the “Plan”) as of December 31, 2009. This financial statement is the responsibility of the Plan’s management. Our responsibility is to express an opinion on this financial statement based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statement referred to above presents fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2009, in conformity with accounting principles generally accepted in the United States of America.

/s/ UHY, LLP

Houston, Texas

June 29, 2010

Flotek Industries, Inc. 401(k) Plan

Statements of Net Assets Available for Benefits

December 31, 2010 and 2009

	December 31,
	2010	2009
Investments, at fair value
Common/collective trust funds	$420,476	$406,411
Common stock fund	1,691,538	297,898
Mutual funds	3,504,816	3,127,402

Total investments, at fair value	5,616,830	3,831,711

Notes receivable from participants	121,838	152,355
Receivables — participant contributions	—	26,450

Total Assets	5,738,668	4,010,516
Distributions Payable	(8,521)	—

Net assets reflecting investments at fair value	5,730,147	4,010,516
Adjustment from fair value to contract value for fully benefit-responsive investment contracts	(3,857)	(6,745)

Net assets available for benefits	$5,726,290	$4,003,771

The accompanying notes are an integral part of these financial statements.

Flotek Industries, Inc. 401(k) Plan

Statement of Changes in Net Assets Available for Benefits

Year Ended December 31, 2010

Additions to net assets:

Investment income:
Net appreciation in fair value of investments	$1,706,836
Interest and dividends	38,609

Total investment income	1,745,445
Interest income on participant notes receivable	7,493

Participant contributions	865,584

Total additions to net assets	2,618,522

Deductions from net assets:
Benefits paid to participants	879,030
Corrective distributions	1,091
Deemed distributions of participant loans receivable	10,382
Administrative fees	5,500

Total deductions from net assets	896,003

Net increase in net assets	1,722,519
Net assets available for benefits, beginning of year	4,003,771

Net assets available for benefits, end of year	$5,726,290

The accompanying notes are an integral part of these financial statements.

Flotek Industries, Inc. 401(k) Plan

Notes to Financial Statements

Note 1 — Description of the Plan

The following description of the Flotek Industries Inc. 401(k) Plan (the “Plan”) is provided for general information purposes only. Participants should refer to the plan document for a more complete description of the Plan’s provisions.

General

Effective June 1, 2002, Flotek Industries, Inc. (the “Company”) established the Plan, a defined contribution plan, in which participation is voluntary on the part of the employees. All employees are eligible to participate in the plan upon the date of employment and attainment of 18 years of age. Beginning April 2009, the Company discontinued historical matching of employee 401(k) qualified contributions; as a result, the Plan discontinued the safe harbor election. Absent an affirmative election by a participant, the Company automatically contributes 4% of a participant’s compensation to the Plan.

The Board of Directors and the Company (“Plan Administrator”) control and manage the operation and administration of the Plan. Effective for the January 1, 2008 through June 30, 2010 period, the trustee of the Plan was JP Morgan Chase Bank (“JP Morgan”). Effective July 1, 2010, the trustee of the Plan changed from JP Morgan to DWS Trust Company (the “Trustee”) due to JP Morgan’s decision to discontinue providing 401(k) trustee services. The record keeper of the Plan for all periods presented is ADP Retirement Services, Inc. (“ADP”).

Contributions

A participant may elect to defer 1% to 20% (in increments of 1%), of their qualified compensation during each plan year. Qualified compensation as defined in the plan document is subject to limitations mandated by the Internal Revenue Code (“IRC”). Contributions are made on a pre-tax basis (before federal and state tax withholding) via payroll deductions.

In April 2009, the Company discontinued matching employee 401(k) compensation reduction contributions. Historically, the Company had matched 100% of each participant’s 401(k) contribution up to 4% of qualified compensation. The Company’s matching contributions were allocated in the same proportion as the participant’s elective deferrals.

In accordance with the IRC, participant contributions are limited to $16,500 for the 2010 plan year. This limitation is subject to periodic adjustment by the IRC. Participants who are aged 50 before December 31, 2010 are eligible to make catch-up contributions of up to $5,500 for the 2010 plan year.

Vesting

Participants are 100% vested in salary reduction contributions, rollover contributions, and earnings on these amounts. Effective January 1, 2008, as amended by the Plan document, matching contributions to the Plan, plus any earnings on these amounts are immediately 100% vested.

Matching contributions to the Plan made prior to January 1, 2008, as well as any earnings on these amounts, vest 20% per year beginning upon completion of two years of service. Participant contributions and associated earnings on these pre January 1, 2008 amounts are not fully vested until completion of 6 years of service.

Investment Elections

The Plan is participant directed. The percentage of contributions withheld through payroll deduction and modification to investment fund elections for future contributions may be made at any time by contacting ADP or via the internet. Participants may discontinue participation and re-enroll in the Plan at any time.

Notes Receivable from Participants

A participant can borrow up to 50 percent of their vested account balance while participating in the Plan. The amount borrowed may range from a minimum of $500 to a maximum of $50,000, but cannot exceed more than 50%of the participant’s vested account balance. Only one participant loan may be outstanding at any one time. A loan is required to be repaid through payroll deductions over a period not to exceed five years, with the exception of loans for the purchase of a primary residence. Loans used for the purchase of a primary residence may be repaid over 30 years. Early payoff of participant loans is permitted by the Plan. The loan interest rate applied to participant loans is the prime rate published in the Wall Street Journal on the 14th day of each month plus 1%. This rate is effective for any loans processed prior to the 16th day of the month. Loans are limited to participants who are active employees.

Notes receivable from participants are measured at their unpaid principal balance plus any accrued but unpaid interest. Delinquent loans are treated as distributions based upon the terms of the Plan documents.

Form of Benefits

A participant may withdraw the total vested amount in their account as a result of either (i) termination of employment, (ii) reaching age 59 1/2, (iii) disability or (iv) death. The full value of the participant’s account is distributed to the participant and is subject to income taxation upon participant’s retirement or permanent disability. If death occurs before retirement, the full value of the participant’s account is distributed to designated beneficiary(s). If the value of the participant’s account is less than $5,000, the beneficiary(s) will receive a lump sum payment of the entire account balance. If the value of the participant’s account is greater than $5,000, the beneficiary(s) will receive payout(s) from the account in a form other than a life annuity. If a participant’s employment terminates for reasons other than death, disability, or retirement, the participant will be entitled to receive a distribution of only that portion of the participant’s account balance that is fully vested.

Participants may elect to have vested benefits distributed as soon as administratively feasible following the termination of employment. If the value of the participant fully vested benefit is less than or equal to $1,000, however, a lump-sum distribution will be made within a reasonable time after the participant terminates employment regardless of whether the participant elects receipt of the benefit.

Forfeitures

Forfeitures are first applied to restore previously forfeited account balances of reinstated qualifying participants. Any remaining forfeitures are then used to reduce employer contributions. Forfeitures for the year ended December 31, 2010 were immaterial.

Rollover Contributions

Generally, when a participant receives a qualified total distribution from another qualified plan as defined in the IRC of 1986 as amended, the participant is permitted to rollover those funds into the Plan.

Participant Accounts

Each participant account is credited with the participant’s contribution, any Company contributions and a proportionate allocation of Plan earnings, as defined within the Plan document.

Plan Trustee

JP Morgan was appointed trustee and investment custodian of the Plan effective January 1, 2008. Concurrently, JP Morgan named ADP as the record keeper. DWS Trust Company (“Trustee”) was appointed trustee and investment custodian of the Plan effective July 1, 2010. Under contractual agreement, the Trustee holds all property received, manages the Plan and invests and reinvests Plan assets. The appointment of a new trustee was due to notification from the prior trustee, JP Morgan, of their intent to discontinue providing 401(k) trustee services.

Note 2 — Summary of Significant Accounting Policies

Basis of Presentation

The accompanying financial statements have been prepared on the accrual basis of accounting.

Administrative Expenses

Administrative expenses consist of all expenses incidental to the administration, termination or protection of the Plan, including, but not limited to, legal, accounting, investment manager and trustee fees. Substantially all administrative expenses, with the exception of expenses associated with loans receivable from participants, were paid by the Company.

Risks and Uncertainties

The Plan provides for various investment options offered by the Trustee. Investment securities are exposed to various risks, such as market and credit risk. Due to the level of risk associated with certain investment securities, it is at least reasonably possible that changes in the values of investment securities will occur in the near term and such changes could materially affect the amounts reported in the statements of net assets available for benefits.

On March 14, 2011 the Company’s Board of Directors approved the formation of an investment committee.

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of net assets available for benefits at the date of the financial statements and the reported amounts of changes in net assets available for benefits during the reporting period. Actual results could differ from those estimates.

Payment of Benefits

Benefits are recorded when paid.

Valuation of Investments

Investments are stated at market value based upon quoted market prices, if available or other fair value as determined by the Trustee of the Plan’s assets. Investments are valued at fair value, net unrealized appreciation or depreciation is included in the carrying value of related investments in the Statements of Net Assets Available for Benefits and changes in the net unrealized appreciation or depreciation are reflected in the Statement of Changes in Net Assets Available for Benefits in accordance with accounting principles generally accepted in the United States of America. Purchases and sales of securities are recorded on a trade-date basis. Interest income is recorded on an accrual basis. Dividends are recorded on the ex-dividend date.

The Plan’s investments in mutual funds are stated at fair value and are based upon quoted market prices. Investments in the Company’s common stock fund are valued at fair value and based on quoted market price of the combined Shares and cash held in the fund. Shares of common/collective trust funds are valued at net asset value. The valuation of investment contracts is measured at fair value and reconciled to contract value for fully benefit responsive investment contracts, as determined by the Plan’s Trustee.

Investment contracts held in a defined-contribution plan are required to be reported at fair value. Contract value, however has been deemed the relevant measurement attribute for that portion of the net assets available for benefits of a defined-contribution plan attributable to fully benefit-responsive investment contracts as the contract value is the amount participants would receive if they were to initiate permitted transactions under the terms of the contract.

The Plan invests in fully benefit-responsive investment contracts held in the State Street Bank and Trust Company Stable Fixed Income Fund for Employee Benefit Trusts, a common/collective trust fund. The Plan’s Statements of Net Assets Available for Plan Benefits presents the fair value of these investment contracts as well as the related adjustment from fair value to contract value, which represents contributions made under the contract, plus earnings, less withdrawals and administrative expenses. The Statement of Changes in Net Assets Available for Plan Benefits is prepared on a contract value basis. On November 12, 2010, the Company received notice of State Street Global Advisors(‘SSgA”) decision to exit the business of managing stable value assets. Effective January 21, 2011, each unit of SSga Stable Value Fund was converted into a unit of a new class of Invesco Stable Asset Fund. All SSgA Stable Value Fund investment allocation elections were changed to the Invesco Stable Asset Fund.

Concentration of Investments

The Plan’s investment in shares of the Company’s common stock represents 7.4% and 29.5% of the Plan’s assets as of December 31, 2010 and 2009, respectively. The Company has been in operation since 1985 and is listed on the New York Stock Exchange.

New Accounting Pronouncements

In January 2010, the FASB issued ASC Update 2010-06, Fair Value Measurements and Disclosures (Topic 820) — Improving Disclosures about Fair Value Measurements. This guidance requires: (i) separate disclosure of significant transfers between

Level 1 and Level 2 and reasons for the transfers; (ii) disclosure, on a gross basis, of purchases, sales, issuances, and net settlements within Level 3; (iii) disclosures by class of assets and liabilities; and (iv) a description of the valuation techniques and inputs used to measure fair value for both recurring and nonrecurring fair value measurements. This guidance is effective for reporting periods beginning after December 15, 2009, except for the Level 3 disclosure requirements, which will be effective for fiscal years beginning after December 15, 2010 and interim periods within those fiscal years with early adoption permitted. The adoption of this guidance did not have a material effect on the Plan’s future financial statements as the standard only required enhanced disclosures.

In September 2010, the FASB issued Accounting Standards Update 2010-25, Reporting Loans to Participants by Defined Contribution Pension Plans (ASU 2010-25). ASU 2010-25 requires participant loans to be measured at their unpaid principal balance plus any accrued interest to be classified as loans receivable from participants. As this guidance is required to be applied retrospectively, “participant loans” have been reclassified as “loans receivable from participants” at December 31, 2010 and 2009. The total account balance of net assets available for benefits did not change as a result of this reclassification.

In May 2011, FASB issued ASU No. 2011-04, “Amendments to Achieve Common Fair Value Measurements and Disclosure Requirements in U.S. GAAP and IFRS”. The amendments are of two types: (i) those that clarify the FASB’s intent about the application of existing fair value measurement and disclosure requirements and (ii) those that change a particular principle or requirement for measuring fair value or for disclosing information about fair value measurements. The update is effective for annual periods beginning after December 15, 2011. Plan management does not believe the adoption of this update will have a material impact on the Plan’s financial statements.

Note 3 — Investments

The following table presents the fair value of investments held by the Plan. Individual investments that represent five percent or more of any of the Plan’s net assets available for benefits in either Plan year are shown separately:

	December 31,
	2010	2009
Investments at fair value:
Collective trust funds and mutual funds:
BlackRock Global Allocation Fund	934,620	798,528
Invesco Developing Markets Fund	318,704	234,459
BlackRock Large Cap Value Fund	222,458	247,918
Invesco Energy Fund	249,637	221,521
SSgA Stable Value Fund	298,788	295,813
Janus Forty Fund	356,494	335,392
Oppenheimer Strategic Income Fund	166,035	195,533
Oppenheimer Main Street Small Cap Fund	225,169	235,584
AllianceBerstein International Growth Fund	268,257	247,202
Investments at fair value as determined by quoted market price:
Flotek Industries, Inc. Common Stock fund	1,691,538	297,898

Total investments exceeding 5%	4,731,700	3,109,848
Other	885,130	721,863

Total investments at fair value	$5,616,830	$3,831,711

During the year ended December 31, 2010, the Plan’s investments (including gains and losses on investments bought and sold, as well as held during the year) appreciated in value as follows:

Year Ended December 31, 2010
Common /collective trust funds	$9,154
Common stock fund	1,296,189
Mutual funds	401,493

Total Net Appreciation	$1,706,836

Note 4 — Fair Value of Investments

ASC Topic 820, defines fair value as the price that would be received from the sale of an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. ASC Topic 820 requires disclosure of the extent to which fair value is used to measure financial and non-financial assets and liabilities, the inputs utilized in calculating valuation measurements, and the effect of the measurement of significant unobservable inputs on earnings, or changes in net assets, as of the measurement date. ASC Topic 820 establishes a three-level valuation hierarchy based upon the transparency of inputs utilized in the measurement and valuation of financial assets or liabilities as of the measurement date:

•	Level 1 — unadjusted, quoted prices for identical assets or liabilities in active markets;

•

Level 2 — quoted prices for similar assets and liabilities in active markets, quoted prices for identical or similar assets or liabilities in markets that are not active, and inputs other than quoted market prices that are observable or that can be corroborated by observable market data by correlation;

•	Level 3 — unobservable inputs based upon the reporting entity’s internally developed assumptions that market participants would use in pricing the asset or liability.

The Company’s evaluation of Plan financial assets and liabilities that met the criteria of the aforementioned disclosure requirements and that fall within the fair value framework of ASC Topic 820 is discussed below.

Mutual Funds and Common Stock fund

The Plan has investments in mutual funds and the Company’s own stock. The Company determined the valuation measurement inputs of these equity securities to be unadjusted quoted prices in active markets. As such, the Plan’s investment in mutual funds and the Company’s own stock reflect unadjusted quoted prices in active markets. Accordingly, the Company has classified these Plan investments within Level 1 of the ASC Topic 820 hierarchy framework.

Common/Collective Trust Funds

The Plan has investments in common/collective trust funds. The Company determined the valuation measurement inputs of all common/collective trust fund investments reflect prices based upon quoted market prices utilizing public information and independent third-party valuations and pricing services. Accordingly, the Company has concluded the valuation measurement inputs of these securities reflect, at the lowest level, quoted market prices for identical or similar assets in markets where there are few transactions for the assets and has categorized such investments within Level 2 of the ASC Topic 820 hierarchy framework.

The fair values of the Plan’s investments are categorized as follows at December 31, 2010:

	Level 1	Level 2	Level 3	Total
Flotek Industries common stock fund	$1,691,538	$—	$—	$1,691,538
Mutual funds:
Growth funds	1,397,597	—	—	1,397,597
Blend funds	1,006,564	—	—	1,006,564
Income funds	166,035	—	—	166,035
Balanced funds	934,620	—	—	934,620

Total mutual funds	3,504,816	—	—	3,504,816
Common collective trust	—	420,476	—	420,476

Total investments	$5,196,354	$420,476	$—	$5,616,830

The fair values of the Plan’s investments are categorized as follows at December 31, 2009:

	Level 1	Level 2	Level 3	Total
Flotek Industries common stock fund	$297,898	$—	$—	$297,898
Mutual funds:
Growth funds	1,248,861	—	—	1,248,861
Blend funds	884,479	—	—	884,479
Income funds	195,533	—	—	195,533
Balanced funds	798,529	—	—	798,529

Total mutual funds	3,127,402	—	—	3,127,402
Common collective trust	—	406,411	—	406,411

Total investments	$3,452,300	$406,411	$—	$3,831,711

Note 5 — Plan Termination

Despite the Company’s discontinuation of employee matching in April 2009, the Company does not currently have any intention of to exercising its right to terminate the Plan subject to the provisions of the Employee Retirement Income Security Act of 1974 (“ERISA”). In the event of Plan termination, Plan participants would become 100% vested in any unvested contributions and all assets remaining in the Plan would be distributed to participants/beneficiary(s) in accordance with Plan provisions.

Note 6 — Federal Income Tax Exemption

The Plan has received a favorable determination letter dated May 3, 2002, from the Internal Revenue Service. The Plan has been amended since applying for the determination letter; however, the Plan Administrator believes that the Plan has been designed and operated in compliance with the applicable requirements of the IRC. Accounting principles generally accepted in the United States of America require plan management to evaluate tax positions taken by the plan and recognize a tax liability (or asset) if the plan has taken an uncertain position that more likely than not would not be sustained upon examination by the Internal Revenue Service. The Plan Administrator has analyzed the tax positions taken by the plan, and has concluded that as of December 31, 2010, there are no uncertain positions taken or expected to be taken that would require recognition of a liability (or asset) or disclosure in the financial statements. The plan is subject to routine audits by taxing jurisdictions; however, there are currently no audits for any tax periods in progress. Therefore, no provision for income taxes has been included in the Plan’s financial statements.

Note 7 — Party-in-Interest Transactions

The Plan invests in various mutual funds and other funds offered by the Trustee. These investments are considered party-in-interest transactions as DWS Trust Company serves as the Trustee of the Plan. The investment committee has approved Plan investment options.

The Plan also invests in the Company’s own stock. Transactions in the Company’s own stock are considered party-in-interest transactions as the Company is the Plan sponsor.

Note 8 — Subsequent Events

Effective January 1, 2011, the Company reinstated the matching of employee 401(k) qualified compensation reduction contributions to match 100% of the first 2% of each participant’s contribution. The Company’s matching contributions are allocated in the same proportion as the participant’s elective deferrals.

EIN: 90-0023731

Plan number: 001

FLOTEK INDUSTRIES, INC. 401(k) PLAN

SCHEDULE H, LINE 4i — SCHEDULE OF ASSETS (HELD AT END OF YEAR)

DECEMBER 31, 2010

(a)	(b) Identity of Issue, Borrower, Lessor, or Similar Party	(c) Description of Investment Including Maturity Date, Rate of Interest, Collateral, Par or Maturity Value	(d) Cost	(e) Current Value
		Mutual Funds
*	DWS Trust Company	Oppenheimer Strategic Income Fund	N/A	$166,035
*	DWS Trust Company	BlackRock Global Allocation Fund	N/A	934,620
*	DWS Trust Company	BlackRock Large Cap Value Fund	N/A	222,457
*	DWS Trust Company	Davis New York Venture Fund	N/A	66,515
*	DWS Trust Company	Janus Forty Fund	N/A	356,494
*	DWS Trust Company	Virtus Mid-Cap Value Fund	N/A	89,715
*	DWS Trust Company	Fidelity Advisor Leveraged Company Stock Fund	N/A	259,299
*	DWS Trust Company	American Century Heritage Fund	N/A	141,970
*	DWS Trust Company	AllianceBerstein International Growth Fund	N/A	268,257
*	DWS Trust Company	Invesco Developing Markets Fund	N/A	318,704
*	DWS Trust Company	Allianz NFJ Small-Cap Value Fund	N/A	48,337
*	DWS Trust Company	Oppenheimer Main Street Small Cap Fund	N/A	225,169
*	DWS Trust Company	Fidelity Advisor Small Cap Fund	N/A	80,440
*	DWS Trust Company	Invesco Real Estate Fund	N/A	77,167
*	DWS Trust Company	Invesco Energy Fund	N/A	249,637

		Total mutual funds		3,504,816

	Common/Collective Trusts
*	DWS Trust Company	SSgA Stable Value Fund	N/A	298,788
*	DWS Trust Company	SSgA Passive Treasury Inflation Protected Strategy Fund	N/A	117,831

		Total common/collective trusts		416,619

	Common Stock fund
*	DWS Trust Company	Flotek Industries, Inc. Common Stock		1,664,983
*	DWS Trust Company	Cash		26,555

		Total Flotek Industries, Inc. Common Stock fund		1,691,538

	Participant Loans Receivable
*	Participant loans receivable	Participant loans receivable with interest rates from 4.25% to 6.25 and various maturity dates through December, 2013	N/A	121,838

		Total participant loans receivable		121,838

		Total investments		$5,734,811

*	— Represents identification of known party-in-interest in the Plan.
N/A	— This information is not required by ERISA or the Department of Labor to be reported for participant-directed investments.

See report of independent registered public accounting firm.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Flotek Industries, Inc. Plan Administrator (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

Flotek Industries, Inc. 401(k) Plan
(Name of Plan)

Date: June 29, 2011	By:	/s/ Jesse E. Neyman
Jesse E. Neyman
Plan Administrator